================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 27)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

  Ordinary Shares of euro 0.55 par value each                87927W10
        (Title of class of securities)                    (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                           March 11 and March 14, 2005
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)



                                  (Page 1 of 9)

-----------------------------------------------------------                -------------------------------------------------
CUSIP No.  87927W10                                         13D
-----------------------------------------------------------                -------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                         EDIZIONE HOLDING S.p.A.
                           I.R.S. IDENTIFICATION NO.                        Not Applicable
                           OF ABOVE PERSON
----------------------------------------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)  [X]
                                                                                                            (b)  [ ]
----------------------------------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                  WC
----------------------------------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                        [ ]
----------------------------------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                             Italy
----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                        0
SHARES
                           -------------------------------------------------------------------------------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                      2,407,345,359
OWNED BY                                                                                     (See Item 5)
                           -------------------------------------------------------------------------------------------------
EACH                       9                       SOLE DISPOSITIVE POWER:                   0
REPORTING
                           -------------------------------------------------------------------------------------------------
PERSON WITH                10                      SHARED DISPOSITIVE POWER:                 2,407,345,359
                                                                                             (See Item 5)
-----------------------    -------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          2,407,345,359
                                                                                             (See Item 5)
----------------------------------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                           SHARES:                                                                               [ ]
----------------------------------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                              21.8%
                                                                                                            (See Item 5)
----------------------------------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              CO


                                    (Page 2)

-----------------------------------------------------------                -------------------------------------------------
CUSIP No.  87927W10                                         13D
-----------------------------------------------------------                -------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                         EDIZIONE FINANCE INTERNATIONAL S.A.
                           I.R.S. IDENTIFICATION NO.                        Not Applicable
                           OF ABOVE PERSON
----------------------------------------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)  [X]
                                                                                                            (b)  [ ]
----------------------------------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                  WC
----------------------------------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                        [ ]
----------------------------------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                             Italy
----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                        0
SHARES
                           -------------------------------------------------------------------------------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                      2,407,345,359
OWNED BY                                                                                     (See Item 5)
                           -------------------------------------------------------------------------------------------------
EACH                       9                       SOLE DISPOSITIVE POWER:                   0
REPORTING
                           -------------------------------------------------------------------------------------------------
PERSON WITH                10                      SHARED DISPOSITIVE POWER:                 2,407,345,359
                                                                                             (See Item 5)
-----------------------    -------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          2,407,345,359
                                                                                             (See Item 5)
----------------------------------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                           SHARES:                                                                               [ ]
----------------------------------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                              21.8%
                                                                                                            (See Item 5)
----------------------------------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              CO

                                    (Page 3)

-----------------------------------------------------------                -------------------------------------------------
CUSIP No.  87927W10                                         13D
-----------------------------------------------------------                -------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                         RAGIONE S.a.p.a DI GILBERTO
                           I.R.S. IDENTIFICATION NO.                        BENETTON E.C.
                           OF ABOVE PERSON                                  Not Applicable
----------------------------------------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)  [X]
                                                                                                            (b)  [ ]
----------------------------------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                  WC
----------------------------------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                        [ ]
----------------------------------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                             Italy
----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                        0
SHARES
                           -------------------------------------------------------------------------------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                      2,407,345,359
OWNED BY                                                                                     (See Item 5)
                           -------------------------------------------------------------------------------------------------
EACH                       9                       SOLE DISPOSITIVE POWER:                   0
REPORTING
                           -------------------------------------------------------------------------------------------------
PERSON WITH                10                      SHARED DISPOSITIVE POWER:                 2,407,345,359
                                                                                             (See Item 5)
-----------------------    -------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          2,407,345,359
                                                                                             (See Item 5)
----------------------------------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                           SHARES:                                                                               [ ]
----------------------------------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                              21.8%
                                                                                                            (See Item 5)
----------------------------------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              PN


                                    (Page 4)

         This Amendment No. 27 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person or by such nominee director or officer.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Reference is made to the February 2005 Mediobanca Forward Sale Agreement and the February 2005 Caboto Forward Sale Agreement (as each of those terms is defined in Item 4 of Amendment No. 26 to the Statement on Schedule
13D). On March 11, 2005, Olimpia purchased: (i) 93,368,330 Telecom Italia Shares from Mediobanca at a price per share of 3.0308 euro pursuant to the February 2005 Mediobanca Forward Sale Agreement and (ii) 96,620,000 Telecom Italia Shares from Caboto at a price per share of 2.9288 euro pursuant to the February 2005 Caboto Forward Sale Agreement. In each case, Olimpia obtained the purchase price from capital contributed by its shareholders in connection with the Olimpia Capital Raising. A press release issued by Olimpia on March 11, 2005 concerning the transactions is filed as Exhibit 63.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         The information contained in Item 3 above is incorporated herein by reference. On March 14, 2005, Olimpia exercised its right to convert all of the 424,130,480 convertible bonds issued by Telecom Italia that Olimpia purchased from JPMorgan pursuant to the JPMorgan Forward Sale Agreement (as that term is defined in Item 4 of Amendment No. 25 to the Statement on Schedule 13D) into an aggregate of 200,000,000 Telecom Italia Shares. After giving effect to the conversion of such convertible bonds and to the acquisition by Olimpia of the 189,988,330 Telecom Italia Shares referred to in Item 3, Olimpia holds 2,407,345,359 Telecom Italia Shares, representing approximately 21.8% of the total number of outstanding Telecom Italia Shares.

                                    (Page 5)

Item 7.  Material to be Filed as Exhibits
         --------------------------------

63. Press release of Olimpia, dated as of January 23, 2005. [English translation]


                                    (Page 6)

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

63. Press release of Olimpia, dated as of January 23, 2005. [English translation]


                                    (Page 7)

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    March 18, 2005
                                            EDIZIONE HOLDING S.p.A.



                                            By: /s/ Gianni Mion
                                               ---------------------------------
                                               Name:  Gianni Mion
                                               Title: Chief Executive Officer

                                    (Page 8)

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    March 18, 2005

                                            EDIZIONE FINANCE INTERNATIONAL S.A.


                                            By: /s/ Gustave Stoffel
                                               ---------------------------------
                                               Name:  Gustave Stoffel
                                               Title: Director

                                    (Page 9)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    March 18, 2005

                                            RAGIONE S.a.p.a DI GILBERTO
                                               BENETTON E C.


                                            By: /s/ Gilberto Benetton
                                               ---------------------------------
                                               Name:  Gilberto Benetton
                                               Title: Chairman